LOAN AUTOMATIC, LLC

**FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT**

FOR THE YEAR ENDED DECEMBER 31, 2021



Certified Public Accountants and Advisors

LOAN AUTOMATIC, LLC

CONTENTS



ACQUAVELLA, CHIARELLI, SHUSTER, LLP
Certified Public Accountants and Advisors

517 Route One, Iselin, NJ 08830
732.855.9600
One Penn Plaza, 36th Floor, New York, NY 10119
212.867.1319
www.acsaccounting.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Loan Automatic, LLC
Vernon, Connecticut

Opinion

We have audited the financial statements of **Loan Automatic, LLC** (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Loan Automatic, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Loan Automatic, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Loan Automatic, LLC ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Loan Automatic, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Loan Automatic, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Acquavella, Chiarelli, Shuster, LLP

Iselin, New Jersey
April 30, 2022

LOAN AUTOMATIC, LLC

BALANCE SHEET

		December 31, 2021

ASSETS

Current assets:		
Cash	$	11,845
Internally developed software		861,161
Other assets		6,715
		867,876
Total assets	$	879,721

LIABILITIES AND MEMBERS' DEFICIT

Current liabilities:		
Accounts payable and accrued expenses	$	78,271
Due to related party, net		38,394
Total current liabilities		116,665
Simple agreement for future equity		1,693,686
Total liabilities		1,810,351
Members' deficit		
Members' equity		62,665
Accumulated deficit		(993,295)
Total members' deficit		(930,630)
Total liabilities and members' deficit	$	879,721

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2021
Transaction fee income, related party	$ 40,798
Operating expenses	
Selling, general and administrative expenses	981,005
Net loss	$ (940,207)

The accompanying notes are an integral part of these financial statements.

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LOAN AUTOMATIC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

	Members' Equity	Accumulated Deficit	Total
			For the Year Ended December 31, 2021
Balances, January 1, 2021	$ 62,665	$ (53,088)	$ 9,577
Net loss	-	(940,207)	(940,207)
Balances, December 31, 2021	$ 62,665	$ (993,295)	$ (930,630)

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(940,207)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accounts payable and accrued expenses		67,763
Other assets		(1,527)
Net cash used in by operating activities		(873,971)
Cash flows used in investing activities:		
Capitalized cost of internally developed software		(586,081)
Cash flows from financing activities:		
Accounts receivable due from related party		(7,990)
Funds received from related party		79,192
Financing obtained through SAFE (Simple Agreement for Future Equity) instruments		1,018,587
Net cash provided by financing activities		1,089,789
Net decrease in cash		(370,263)
Cash, beginning of the year		382,108
Cash, end of the year	$	11,845
Supplemental schedule of noncash financing activities		
Reclassification of notes payable to SAFE (Simple Agreement for Future Equity) instrument	$	50,000
Reclassification of advance to SAFE (Simple Agreement for Future Equity) instrument	$	25,000

The accompanying notes are an integral part of these financial statements.

1.   Nature of Operations

Nature of Operations

Loan Automatic, LLC ("Automatic"), was organized in the State of Delaware as a limited liability company on January 22, 2020.   Automatic is developing a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors.   This platform is being developed in collaboration with Anchored Finance (a related entity). Automatic plans to offer a full suite of ancillary products such as warranties, servicing contracts, and insurance options that enhance the user experience and the ability to be a one-stop shop for used car financing. Currently, around 1,300 dealers are utilizing Automatic's platform. Automatic's vision is to deliver a market leading suite of synergistic technologies capable of revolutionizing used car financing nationwide.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates because of the uncertainty inherent in such estimates. Automatic makes significant estimates in many areas of its accounting, including but not limited to allowances, and accruals.

Cash and Cash Equivalents

For the purpose of statement of cash flows, cash and cash equivalents are highly liquid debt instruments with original maturities of three months or less. As of December 31, 2021, Automatic did not have any cash equivalents.

Impairment of Long-Lived Assets

Automatic evaluates and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. There was no impairment of long-lived assets during the year ended December 31, 2021.

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2. Summary of Significant Accounting Policies (Continued)

Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The development, testing and partial implementation began in 2020. Automatic complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that Automatic expense computer software costs as they are incurred in the preliminary project stage. Once capitalization criteria have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized. Capitalized software costs are amortized on a straight-line basis over five years. See Note 3 – Internally Developed Software for additional information.

Revenue Recognition

Revenue is recognized when the following fundamental criteria are met:

- Persuasive evidence of an agreement exists within individual customers
- Delivery has occurred or the services have been rendered
- The fee is fixed or determinable, and
- Collection of the resulting receivable is reasonably assured

Automatic earns a transaction fee at certain basis points of loans facilitated through its fintech platform. Income is earned and recognized upon the closing of the loan. During the year ended December 31, 2021, no other services were provided through its platform.

Accounts Receivable and Credit Policy

Accounts receivable are due under the normal terms which generally range from thirty to sixty days from the invoice date. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice. There were no accounts receivable on December 31, 2021.

Advertising and Promotion

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2021 was $78,083 and is included in the schedule of selling, general and administrative expenses.

Income Taxes

Automatic is a Limited Liability Company ("LLC") for income tax purposes. In lieu of corporate income taxes, the owners are taxed on their proportionate share of Automatic's taxable income. Accordingly, no liability for federal or state income tax and no provision for federal or state income taxes have been included in the financial statements.

Risks and Uncertainties

Automatic's business may be affected by a variety of events. These risks potentially may have a material impact on Automatic's financial position, results of operations and/or reputation.

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2. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties (Continued)

The risks are as follows:

Economic trends that affect the automotive retail industry – Economic trends that negatively affect the automotive retail industry or the indirect automotive financing industry may adversely affect Automatic's business by further reducing the amount of indirect automobile financing transactions that it earns revenue on. Purchases of new automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the cost of energy and gasoline, the availability and cost of credit, increased federal and other taxation, residential and commercial real estate markets, reductions in business and consumer confidence, stock market volatility and increased unemployment, as well as due to other factors, such as longer warranties and higher quality vehicles, which may reduce the overall number of vehicles purchased during consumers' lifetimes, disruptions in available inventories of vehicles and pricing and purchase incentives for vehicles. A reduction in the number of automobiles purchased by consumers could adversely affect Automatic's business.

Competitive market – Competition in the automotive retail technology industry is intense. The automotive retail technology industry is highly fragmented and subject to changing technologies, shifting customer needs and frequent introductions of new solutions, and is served by a variety of entities, including digital marketing companies, web-based automotive finance credit application processors, the proprietary credit application processing systems of the lender affiliates of automobile manufacturers, automotive retail sales desking providers and vehicle configuration providers. Arrival of a new low-cost alternative or a better integrated system could adversely affect Automatic's business.

Regulatory consideration – As of now, there is no regulatory requirement on the automotive retail technology industry. Automatic's performance will be impacted if in future, its activities are subject to certain regulators.

The extent of the impact of the coronavirus ("COVID-19") outbreak on operations of Automatic will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, Automatic's operations may be affected. However, Automatic does not expect that the outbreak will have a material adverse effect on operations or financial results at this time.

Additionally, the Company's operations are dependent on Automatic's ability to raise capital in order to continue developing their fintech platform. In the event the Company is unable to raise such funds, this may have a significant impact on the their future operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, (Topic 842) Leases, which establishes a right of use model ("ROU") that requires a lessee to record a ROU asset and a lease liability on the balance sheets for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For lessors, the new standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor does not convey risks and rewards or control, then the lease would be classified as an operating lease.

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

The new standard requires a modified retrospective approach to adoption and is effective for nonpublic companies with annual periods beginning after December 15, 2021 (i.e. calendar periods beginning on January 1, 2022) and interim periods thereafter. Automatic is currently evaluating the impact Topic 842 will have on its financial statements.

3. Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers and their customers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. The platform is being refactored (platform architecture and user experience) to incorporate learnings from the first year of integration and successfully scale for Automatic's future growth plans. Existing stakeholders will be migrated to the new platform once complete and new integration plans are being reprioritized until after refactor is complete. Accordingly, all costs are currently being capitalized and the amortization will begin once the software is in service.

Internally developed software consisted of the following as of December 31, 2021:

Capitalized development costs	$ 861,161

4. Simple Agreement for Future Equity

During the year ended December 31, 2021, Automatic issued Simple Agreement for Future Equity ("SAFE") Instruments. A SAFE is an instrument whereby an investor makes a cash investment in exchange for the right to certain shares of the Automatic's capital stock, subject to certain terms and events, as defined in the agreement. The types of events and the resulting conversions and/or effects are as follows:

Equity Financing Event – If there is an Equity Financing before the termination of SAFE, the SAFE will automatically convert into the number of SAFE Preferred Units equal to the Purchase Amount divided by the Conversion Price, upon initial closing of such Equity Financing.

Liquidity Event - If there is a Liquidity Event before the termination of SAFE, the SAFE will operate like a standard non-participating Preferred Unit and the investor's right to receive the Cash-Out amount will be as follows:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into units).

(ii)   On par with payments for other SAFE and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the investor and such other SAFE and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE and/or Preferred Units in proportion to the full payments that would otherwise be due.

4. Simple Agreement for Future Equity (Continued)

(iii) Senior to payments of Common Units

<u>Dissolution Event</u> – If there is a Dissolution Event before the termination of SAFE, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution event subject to liquidation priority described in "Liquidity Event" above.

During the year, previous notes payable and advances were converted to SAFE instruments. For the year ended December 31, 2021, Automatic received $1,693,686 in SAFE Financing.

5. Concentrations

Concentration of Credit Risk

Financial instruments which potentially subject Automatic to concentrations of credit risk consist of cash. At times, Automatic's cash balances deposited with the financial institution exceeded the current insured amount stipulated by Federal Deposit Insurance Corporation ("FDIC") of up to $250,000 per institution through December 31, 2021. Automatic evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. Automatic has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

6. Related Party Transactions and Balances

Revenues from Related Party

For the year ended December 31, 2021, 100% of the transaction fee income was earned from an entity owned by one of the members of Automatic that was utilized as an incubator for the project. The revenues earned from this entity totaling $40,798, accounted for 100% of receivables on December 31, 2021 and is included in due from related party, net on the balance sheet.

In addition to the revenues earned from this entity, as of December 31, 2021, Automatic received $79,192 for short term funding for operational costs. These funds are non-interest bearing and are due upon demand from the related entity. This balance is included in due from related party, net on the balance sheet.

Consulting and Professional Fees

The Company pays consulting and professional fees to entities under common ownership. Total fees incurred with the related parties during the year ended December 31, 2021 was $480,154, of which $169,400 is related to the Company's onboarding of dealerships. This is included in operating expenses on the statement of income.

7.   **Subsequent Events**

For the year ended December 31, 2021, Automatic has evaluated subsequent events for potential recognition and disclosure through April 30, 2022, the date the financial statements were available to be issued. Automatic has determined that the following subsequent events would require disclosure in these financial statements:

On March 30, 2022, Automatic issued additional SAFE instruments of $50,000.

During April 2022, Automatic received the total accounts receivable balance due from related party of $40,798.

As of April 30, 2022, Automatic has not experienced an adverse impact from COVID-19 in relation to software users. Management is monitoring the ongoing situation and is prepared to respond to any potential events that arise from COVID-19.